UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G39973105

(CUSIP Number)

Jia Lu

22F, Block B, Xinhua Technology Building,
No. 8 Tuofangying South Road,
Jiuxianqiao, Chaoyang District, Beijing, China 100016

+86-138-1035-5988

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39973105

1.	Names of Reporting Persons	Enjoy Starlight Limited
	I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	WC; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	British Virgin Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	5,274,116
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	5,274,116
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,274,116
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)	10.6%*

14.	Type of Reporting Person (See Instructions)
	CO

*	The calculation of this percentage is based on 49,767,866 ordinary shares, par value $0.0001, of the Issuer (“Shares”) as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2020.

CUSIP No. G39973105

1.	Names of Reporting Persons	Jia Lu
	I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	People’s Republic of China
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	5,274,116
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	5,274,116
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,274,116
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)	10.6%*

14.	Type of Reporting Person (See Instructions)
	IN

*	The calculation of this percentage is based on 49,767,866 ordinary shares, par value $0.0001, of the Issuer (“Shares”) as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2020.

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to shares of ordinary shares, par value $0.0001 per share (the “Shares”) of Glory Star New Media Group Holdings Limited, a Cayman Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at 22F, Block B, Xinhua Science and Technology Mansion, Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

Item 2. Identity and Background

This statement is being filed on behalf of Enjoy Starlight Limited (“ESL”) and Mr. Jia Lu (ESL, together with Mr. Jia Lu, the “Reporting Person”):

1.	ESL.

(a)	ESL is a corporation organized under the laws of the British Virgin Islands with a principal business involving investments.

(b)	The principal office for ESL is located at 22F, Block B, Xinhua Science and Technology Mansion, Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

(c)	Within the last five years, ESL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, ESL has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Mr. Jia Lu.

Mr. Jia Lu is the sole director and shareholder of ESL. As a result, Mr. Jia Lu may be deemed to have voting power over the shares held by ESL.

(a)	Mr. Jia Lu, an individual.

(b)	Mr. Jia Lu’s business address is 22F, Block B, Xinhua Science and Technology Mansion, Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

(c)	Mr. Jia Lu’s present principal occupation is the director of the Issuer and Senior Vice President of Glory Star Media (Beijing) Co., Ltd, but is also a director of ESL.

(d)	Within the last five years, Mr. Jia Lu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Jia Lu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Jia Lu is a citizen of the PRC.

Item 3. Source and Amount of Funds or Other Consideration

On February 14, 2020, the Issuer’s predecessor, TKK Symphony Acquisition Corporation (“TKK”) consummated the transaction (the “Business Combination”) contemplated by the Share Exchange Agreement dated as of September 6, 2019 (as may be amended from time to time, the “Share Exchange Agreement”), by and among TKK, Glory Star New Media Group Limited, a Cayman Islands exempted company (“Glory Star”), Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company incorporated in the People’s Republic of China (“PRC”) and indirectly wholly-owned by Glory Star, Xing Cui Can International Media (Beijing) Co., Ltd., a limited liability company incorporated in the PRC, Horgos Glory Star Media Co., Ltd., a limited liability company incorporated in the PRC, each of Glory Star’s shareholders including ESL (collectively, the “Sellers”), TKK Symphony Sponsor 1, TKK’s sponsor, in the capacity as the representative from and after the closing of the Business Combination for TKK’s shareholders other than the Sellers, and Bing Zhang, in the capacity as the representative for the Sellers thereunder, pursuant to which the Issuer acquired 100% of the equity interests of Glory Star from the Sellers.

Upon closing of the Business Combination (the “Closing”), the Issuer acquired all of the issued and outstanding securities of Glory Star in exchange for (i) approximately 41,204,025 Shares (“Closing Payment Shares”), or one Share for approximately 0.04854 outstanding shares of Glory Star, of which 2,060,201 of the Closing Payment Shares (the “Escrow Shares”) shall be deposited into escrow to secure certain indemnification obligations of the Sellers, plus (ii) earnout payments consisting of up to an additional 5,000,000 Shares if the Issuer meets certain financial performance targets for the 2019 fiscal year and an additional 5,000,000 Shares if Issuer meets certain financial performance targets for the 2020 fiscal year (the “Earnout Shares”). In the event that a financial performance target is not met for the 2019 fiscal year and/or 2020 fiscal year but the Issuer meets certain financial performance targets for the 2019 fiscal year and 2020 fiscal year combined, the Sellers will be entitled to receive any Earnout Shares that they otherwise did not receive (the “Alternative Earnout”). ESL, as one of the Sellers, acquired 5,274,116 Shares disclosed herein as a party to a certain Securities Exchange Agreement.

Mr. Jia Lu is the sole director and shareholder of ESL. Mr. Jia Lu is deemed to be the beneficial owner of the Ordinary Shares reported hereunder.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2020 (“Form 8-K”), and is incorporated herein by reference.

Item 4. Purpose of the Transaction

The Reporting Person acquired the Issuer’s Shares for investment purposes and to effect the exchange pursuant to the Share Exchange Agreement as described in Item 3 above. In addition and in connection with the Share Exchange Agreement and as more fully described in the Form 8-K, (i) Messrs. Sing Wang, Ian Lee, James Heimowitz, Stephen Markscheid, and Zhe Zhang resigned from the Issuer’s Board of Directors, and Messrs. Bing Zhang, Jia Lu, Ming Shu Leung and Yong Li, and Ms. Joanne Ng were appointed to the Issuer’s Board of Directors to fill such vacancies, (ii) the Issuer changed its name from TKK Symphony Acquisition Corporation to Glory Star New Media Group Holdings Limited, and (iii) the Issuer amends and restates its existing memorandum and articles of association to remove certain provisions related to the Issuer’s previous status and obligation as a blank check company and to modify and change certain provisions such as increasing the classes of the Issuer’s Board of Directors from two classes to three classes.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed below, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons are deemed to beneficially own an aggregate of 5,274,116 Shares, which constitutes 10.6% ownership of the outstanding class of Shares, determined in accordance with Rule 13d-3(d)(1). The percentage calculation is based upon 49,767,866 outstanding Shares as reported in the Form 8-K.

(b)	The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power*	Sole Dispositive Power	Shared Dispositive Power*
ESL	0	5,274,116	0	5,274,116
Mr. Jia Lu	0	5,274,116	0	5,274,116

*	Mr. Jia Lu is a director and sole shareholder of ESL. As such, Mr. Lu is deemed to be the beneficial owner of all of the outstanding Shares held by ESL.

(c)	Except as set forth herein, none of the Reporting Persons have effected any transactions in the Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety.

Notwithstanding the disclosure otherwise contained herein, Mr. Jia Lu is a director and sole shareholder of ESL. As such, Mr. Lu is deemed to be the beneficial owner of all of the outstanding Shares held by ESL.

Item 7. Materials to be Filed as Exhibits

Exhibit A – Form 8-K(1)

Exhibit B – Share Exchange Agreement(2)

Exhibit C – Joint Filing Agreement*

*	Attached herewith as Exhibit A.
(1)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2020.
(2)	Incorporated by reference as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jia Lu

/s/ Jai Lu
Jia Lu, an individual
Date: February 24, 2020

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate. The undersigned each expressly authorize each other to file any and all amendments to such statement on their behalf. The undersigned agree that this joint filing agreement may be signed in counterparts.

Jia Lu

/s/ Jia Lu
Jia Lu, an individual
Date: February 24, 2020

Enjoy Starlight Limited,
a British Virgin Islands company

/s/ Jia Lu
Jia Lu, Sole Director
Date: February 24, 2020